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                                                  -----------------------------
                                                           OMB APPROVAL
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                                                      OMB Number:  3235-0145
                                                     Expires:  August 31, 1999
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                                                     Hours per response  14.90
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No.         )*


                              TIBCO SOFTWARE INC.
------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  88632Q 10 3
------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 1999
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            []   Rule 13d-1(b)

            []   Rule 13d-1(c)

            [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

                               Page 1 of 6 pages
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CUSIP No. 88632Q 10 3
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        1.   Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Vivek Ranadive
------------------------------------------------------------------------------

        2.  Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) []
            (b) [X]   Not Applicable
-------------------------------------------------------------------------------

        3.  SEC Use Only
-------------------------------------------------------------------------------

        4.  Citizenship or Place of Organization  USA
------------------------------------------------------------------------------
Number of Shares        5.  Sole Voting Power  2,901,915*

 Bene-ficially        --------------------------------------------------------
                        6.   Shared Voting Power  1,800,000**
Owned by Each         --------------------------------------------------------
                        7.   Sole Dispositive Power  2,901,915*
 Reporting            --------------------------------------------------------
                        8.   Shared Dispositive Power  1,800,000**
 Person With:
------------------------------------------------------------------------------

      9.   Amount Beneficially Owned by Each Reporting Person   4,701,915***

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) []

     11.   Percent of Class Represented by Amount in Row (9)   7.78 %

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     12.   Type of Reporting Person (See Instructions)      IN
-------------------------------------------------------------------------------

*Consists of 516,666 shares owned by Vivek Ranadive as of 12/31/99 and 2,385,249 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/99. Mr. Ranadive beneifically owns, but does not have voting or dispositive power, over exercisable options to purchase an aggregate of 1,800,000 shares which have been irrevocably transferred to the Anjali Dea Ranadive Trust, the Aneel Ryan Ranadive Trust, the Andre Vivek Ranadive Trust and the Ranadive Family Generation-Skipping Trust.

**Consists of an aggregate of 1,800,000 shares which have been irrevocably transferred to the following trusts, of which Mr. Ranadive is a co-trustee:
 100,000 shares owned by the Anjali Dea Ranadive Trust, 100,000 shares owned by the Aneel Ryan Ranadive Trust, 100,000 shares owned by the Andre Vivek Ranadive Trust and 1,500,000 shares owned by the Ranadive Family Generation-Skipping Trust.

***Consists of 516,666 shares owned by Mr. Ranadive as of 12/31/99 and 4,185,249 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/99 (2,385,249 of which are registered in the name of Vivek Ranadive and an aggregate of 1,800,000 shares which have been transferred to the Anjali Dea Ranadive Trust, the Aneel Ryan Ranadive Trust, the Andre Vivek Ranadive Trust and the Ranadive Family Generation-Skipping Trust).

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                               Page 2 of 6 pages
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Item 1.
        (a)  Name of Issuer:    TIBCO Software Inc.

        (b)  Address of Issuer's Principal Executive Offices:

            3165 Porter Drive
            Palo Alto, CA  94304
Item 2.
        (a)  Name of Person Filing:   Vivek Ranadive

        (b)  Address of Principal Business Office or, if none, Residence:

            c/o TIBCO Software Inc.
            3165 Porter Drive
            Palo Alto, CA  94304

        (c)  Citizenship:          USA

        (d)  Title of Class of Securities:  Common Stock


        (e)  CUSIP Number:   88632Q 10 3

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a :

        (a) [] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b)  []  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e)  []  An investment advisor in accordance with
                 (S)240.13d-1(b)(1)(ii)(E);

                               Page 3 of 6 pages

        (f)  []  An employee benefit plan or endowment fund in accordance with
                 (S)240.13d-1(b)(1)(ii)(F);

        (g)  []  A parent holding company or control person in accordance with
                 (S)240.13d-1(b)(1)(ii)(G);

        (h) [] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) [] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j)  []   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)    Amount of beneficially owned: 4,701,915***
                                             ------------

        (b)    Percent of class:  7.78%
                                  -----

        (c)    Number of shares as to which the person has:

               (i)    Sole power to vote or to direct the vote. 2,901,915*
                                                                ----------

               (ii)   Shared power to vote or to direct the vote.  1,800,000**
                                                                   -----------

               (iii) Sole power to dispose or to direct the disposition of . 2,901,915*
                      ----------

               (iv) Shared power to dispose or to direct the disposition of. 1,800,000**
                      -----------

    *Consists of 516,666 shares owned by Vivek Ranadive as of 12/31/99 and 2,385,249 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/99. Mr. Ranadive disclaims beneficial ownership of exercisable options to purchase an aggregate of 1,800,000 shares which have been irrevocably transferred to the Anjali Dea Ranadive Trust, the Aneel Ryan Ranadive Trust, the Andre Vivek Ranadive Trust and the Ranadive Family Generation-Skipping Trust.

   **Consists of an aggregate of 1,800,000 shares which have been transferred to the following trusts, of which Mr. Ranadive is a co-trustee: 100,000 shares owned by the Anjali Dea Ranadive Trust, 100,000 shares owned by the Aneel Ryan Ranadive Trust, 100,000 shares owned by the Andre Vivek Ranadive Trust and 1,500,000 shares owned by the Ranadive Family Generation-Skipping Trust.

   ***Consists of 516,666 shares owned by Mr. Ranadive as of 12/31/99 and an aggregate of 4,185,249 shares beneficially owned pursuant to stock options exercisable within 60 days of 12/31/99 (2,385,249 of which are registered in the name of Vivek Ranadive and an aggregate of 1,800,000 shares which have been transferred to the Anjali Dea Ranadive Trust, the Aneel Ryan Ranadive Trust, the Andre Vivek Ranadive Trust and the Ranadive Family Generation-Skipping Trust).



   Instruction. For computations regarding securities which represent a right to acquire an underlying security see (S)240.13d-3(d)(1).

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Instruction: Dissolution of a group requires a response to this item.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.


                               Page 4 of 6 pages
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Item 7.   Identification and Classification of the Subsidiary Which Acquired the
          Security Being Reported on By the Parent Holding Company

   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.   Identification and Classification of Members of the Group

   If a group has filed this schedule pursuant to (S)240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to (S)240.13d-1(c) or (S)240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.   Notice of Dissolution of Group

   Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


Item 10.   Certification

           (a) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(b):

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           (b) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(c):

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 5 of 6 pages
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

                                            February 11, 2000
                                            -----------------
                                                  Date

                                            /s/ Vivek Ranadive
                                            ------------------
                                                Signature

                           Vivek Ranadive,President and Chief Executive Officer
                           ----------------------------------------------------
                                                Name/Title

   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties for whom copies are to be sent.

   Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                               Page 6 of 6 pages